SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 June 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Executive Resignation dated 14 June 2007

99.1

  InterContinental Hotels Group (IHG) Announces Patrick Imbardelli Resignation

14 June 2007 - InterContinental Hotels Group PLC (IHG) (Lon: IHG; NYSE: IHG
(ADRs)), today announces that Patrick Imbardelli has resigned from his position of Chief Executive, Asia Pacific Region.

This decision follows an internal review of the academic qualifications of
Patrick as previously presented to the Company.

The appointment of Patrick to the Board of IHG as from 1 July 2007 (previously announced on 9 May 2007) will therefore no longer proceed.

An announcement regarding the permanent succession plan for Patrick's role will be made shortly.

Meanwhile, IHG further announces today that Tony South, currently Senior Vice
President, Development and Asset Management, Asia Pacific, becomes Acting Chief
Executive of the region with immediate effect.

In this role, Tony will assume full executive authority for the region and report directly to Group Chief Executive, Andrew Cosslett.

A chartered accountant, Tony has over 30 years experience in the tourism and hospitality industry, joining IHG (then Bass PLC) in June 2000. Prior to his current role, he was Chief Operating Officer for IHG's Australia, New Zealand
and South Pacific Region.

Notes to Editors

1.       Patrick Imbardelli joined Bass PLC, the forerunner to IHG in 2000 and was appointed Managing Director, Asia Pacific in 2003. Previous to that he held a number of management roles with Hilton International, Hyatt Corporation and
Southern Pacific Hotels Corporation.

2.       For full biographies please go to www.ihgplc.com/index.asp?pageid=35

3.       InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG,
NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and more than 558,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels &
Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge
Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 33 million members worldwide.

The company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com  and information for the Priority Club Rewards programme at
www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

For further information, please contact:
Investor Relations (Paul Edgecliffe-Johnson; Heather Ward): +44 (0) 1753 410 176
Media Affairs (Leslie McGibbon):                            +44 (0) 1753 410 425
                                                            +44 (0) 7808 094 471

  High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 June 2007